June 6, 2018

Martin Babler
Chief Executive Officer
Principia Biopharma Inc.
400 East Jamie Court, Suite 302
South San Francisco, CA 94080

       Re: Principia Biopharma Inc.
           Draft Registration Statement on Form S-1
           Submitted May 10, 2018
           CIK No. 0001510487

Dear Mr. Babler:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed May 10, 2018

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
 Martin Babler
FirstName LastNameMartin Babler
Principia Biopharma Inc.
Comapany NamePrincipia Biopharma Inc.
June 6, 2018
June 6, 2018 Page 2
Page 2
FirstName LastName
Prospectus Summary, page 1

2. Please prominently disclose in the Prospectus Summary section that your auditor has issued a going concern opinion.
3. We note that you expect to begin Phase 3 clinical trials for your PRN1008 drug candidate related to patients with PV by the end of 2018. We further note throughout your filing that your Phase 2 clinical trial for PRN1008 related to the treatment of PV is ongoing.
         Please revise your registration statement to disclose when you anticipate to complete and the likeliness of completing Phase 2. In addition, please revise your pipeline table accordingly.
Use of Proceeds, page 59

4. Please provide more disclosure relating to your "Use of Proceeds." In light of the information contained in the Prospectus Summary and Business sections, it appears that the Company has clearly defined objectives for its product development programs. We believe that the proceeds used to achieve these strategic goals are estimable and material to investors. Accordingly, please revise your disclosure to describe how far in the development process you estimate that the allocated proceeds from the offering will enable you to reach.
Capitalization, page 61

5. When you complete the pro forma and pro forma as adjusted columns, please clearly show how you are arriving at each pro forma and pro forma as adjusted amount in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts.
Principal Stockholders, page 146

6. With respect to each beneficial owner that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or investment power with respect to the shares held in the name of that entity. Also, please revise to clarify whether the individuals named in the footnotes to this section are the natural persons who exercise voting dispositive powers with respect to the shares held in the name of the relevant legal entity.
Registration Rights, page 150

7. Please disclose whether there are any maximum cash penalties under the investors' rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1. Martin Babler
Principia Biopharma Inc.
June 6, 2018
Page 3
Financial Statements for the Year Ended December 31, 2017, page F-1

8. Please provide an analysis of all equity issuances which occurred during the financial statement periods presented and subsequent to your most recent fiscal year-end. For each transaction:
           Identify the parties, including any related parties;
           Tell us the nature of the consideration;
           Tell us the fair value and your basis for determining the fair value;
             o Indicate whether the fair value was contemporaneous or retrospective;
             o To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price; and For equity transactions in which your Board of Directors estimated the fair value,
             please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.
         We will not be able to complete our evaluation of your response until the IPO range has been disclosed.
        You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.


FirstName LastNameMartin Babler
                                                               Division of
Corporation Finance
Comapany NamePrincipia Biopharma Inc.
                                                               Office of
Manufacturing and
June 6, 2018 Page 3                                            Construction
FirstName LastName